  Exhibit 99.1

Silver Elephant’s Minago Project Reports 722 Million Pounds Measured and Indicated and 319 Million Pounds Inferred Nickel Mineral Resource Estimate Grading 0.74% Nickel in Canada’s Thompson Nickel Belt

Vancouver, British Columbia, July 6, 2021 – Silver Elephant Mining Corp. (“Silver Elephant” or “the Company”) (TSX: ELEF, OTCQX:SILEF, Frankfurt:1P2N) announces the results of a new mineral resource estimate (“MRE”) for its 100% owned Minago Nickel Project (“Minago Project”) in Manitoba’s Thompson Nickel Belt (“TNB”) in Canada.

The mineral resource estimate (MRE) has an effective date of July 2, 2021 and includes a Measured and Indicated mineral resource of 722 million lbs of contained nickel and an Inferred mineral resource of 319 million lbs of contained nickel. All resources occur within a mineral lease that is surrounded by 94 mineral claims plus a second mineral lease held by the Company, comprising a total area of 197 km2. The Minago Project has been the subject of over $40 million in exploration, feasibility study and environmental permitting expenditures by various previous interests since early 2000, the most recent of these being by Victory Nickel Inc.

The MRE was prepared by Mercator Geological Services Limited (“Mercator”). AGP Mining Consultants (“AGP”) provided pit optimization and associated services. Stantec Ltd. (“Stantec”) provided site visit and professional support on environmental permitting review. All three firms are independent of Silver Elephant as defined under National Instrument 43-101 (NI 43-101). The Minago Project MRE was prepared in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (2014) and is tabulated below in Table 1. Separate reporting for the constituent Nose Zone and North Limb Zone appears in Tables 2 and 3, respectively, and notes that apply to all tables follow Table 3. A technical report prepared in accordance with NI 43-101 Form F1 that documents the MRE will be filed on SEDAR by the Company within 45 days.

Table 1: Minago Project Mineral Resource Estimate – Effective July 2, 2021

Type	Ni % Cut-off	Category	Rounded Tonnes	Ni %	Ni lbs (millions)
Open Pit	0.25	Measured	11,490,000	0.73	184.92
		Indicated	12,450,000	0.69	189.39
		Measured and Indicated	23,940,000	0.71	374.30
		Inferred	2,070,000	0.57	26.01
Underground	0.5	Measured	610,000	0.81	10.89
		Indicated	19,680,000	0.77	334.08
		Measured and Indicated	20,290,000	0.77	344.97
		Inferred	17,480,000	0.76	292.88
Combined	0.25/0.50	Measured	12,100,000	0.73	194.73
		Indicated	32,130,000	0.74	524.17
		Measured and Indicated	44,230,000	0.74	721.58
		Inferred	19,550,000	0.74	318.94
See notes following Table 3

Table 2: Nose Zone Mineral Resource Estimate – Effective Date July 2, 2021

Type	Ni % Cut-off	Category	Rounded Tonnes	Ni %	Ni lbs (millions)
Open Pit	0.25	Measured	11,490,000	0.73	184.92
		Indicated	10,310,000	0.70	159.11
		Measured and Indicated	21,800,000	0.72	344.02
		Inferred	1,410,000	0.51	15.85
Underground	0.5	Measured	610,000	0.81	10.89
		Indicated	13,870,000	0.80	244.62
		Measured and Indicated	14,480,000	0.80	255.52
		Inferred	10,610,000	0.80	187.13
Combined	0.25/0.50	Measured	12,100,000	0.73	194.73
		Indicated	24,180,000	0.76	405.14
		Measured and Indicated	36,280,000	0.75	599.88
		Inferred	12,020,000	0.77	204.05
See notes following Table 3

Table 3: North Limb Zone Mineral Resource Estimate – Effective Date July 2, 2021

Type	Ni % Cut-off	Category	Rounded Tonnes	Ni %	Ni lbs (millions)
Open Pit	0.25	Measured
		Indicated	2,140,000	0.65	30.67
		Measured and Indicated	2,140,000	0.65	30.67
		Inferred	660,000	0.70	10.19
Underground	0.5	Measured
		Indicated	5,810,000	0.68	87.10
		Measured and Indicated	5,810,000	0.68	87.10
		Inferred	6,870,000	0.68	102.99
Combined	0.25/0.50	Measured
		Indicated	7,950,000	0.67	117.43
		Measured and Indicated	7,950,000	0.67	117.43
		Inferred	7,530,000	0.68	112.89
Notes to accompany Tables 1, 2 and 3:

1.
Mineral resources were prepared in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (MRMR) (2014) and CIM MRMR Best Practice Guidelines (2019).
2.
Open Pit mineral resources are defined within an optimized pit shell with average pit slope angles of 45⁰ and overall 13.3:1 strip ratio (waste : mineralized material). The13.3:1 strip ratio is comprised of a 6.2:1 pre-strip component and a 7.1:1 deposit component.
3.
Pit optimization parameters include: metal pricing at US$7.80/lb Ni, mining at US$1.77/t, processing at US$7.62/t processed, G&A at US$3.33/t processed, and an average sulphide Ni (NiS) recovery above the cut-off grade of 78% (ranging from 40% to 90%), based on previous metallurgical test programs. An average Ni recovery of 56% can be calculated using the average NiS recovery and the average ratio of NiS to Ni (72%) reported above the cut-off grade. Concentrate by-product credits were applied at metal prices of US$3.25/lb (Cu), US$2,000/oz Pd and US$ 1,000/oz Pt. A potential frac-sand overburden unit was assigned a value of US $20/t, a recovery factor of 68.8%, mining cost of US $1.77/t, and processing cost of US $6.55/t processed.
4.
Open Pit mineral resources are reported at a cut-off grade of 0.18 % NiS within the optimized pit shell. The 0.18 % NiS cut-off grade approximates a 0.25 % Ni grade when applying the average ratio of total Ni to NiS for the mineral resource. The cut-off grade reflects total operating costs used in pit optimization to define reasonable prospects for eventual economic extraction by open pit mining methods.

5.
Underground mineral resources are reported at a cut-off grade of 0.36 % NiS. The 0.36 % NiS cut-off grade approximates a 0.50 % Ni grade when applying the average ratio of total Ni to NiS for the mineral resource. The cut-off grade reflects total operating costs of US$41.72/t processed to define reasonable prospects for eventual economic extraction by underground mining methods.
6.
Ni % deposit grade was estimated using Ordinary Kriging methods applied to 2 m downhole assay composites. No grade capping was applied. NiS % block values were calculated from Ni % block values using a regression curve based on Ni and NiS drilling database assay values. Model block size is 6 m (x) by 6 m (y) by 6 m (z).
7.
Bulk density was applied on a lithological model basis and reflects averaging of bulk density determinations for each lithology.
8.
Mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.
9.
Mineral resources are not mineral reserves and do not have demonstrated economic viability.
10.
Mineral resource tonnages are rounded to the nearest 10,000.

Project Setting

The Minago Project is located in the southern extent of Manitoba’s TNB. Manitoba Provincial Highway 6 and a high-voltage (230 kV) transmission line both transect the Minago project area. Vale currently mines and produces nickel concentrates in Thompson at the heart of the TNB, 270 km northeast of the Minago project. Its nickel concentrates are shipped by rail to its Sudbury smelter for processing to refined nickel.

There are no known legal, political, environmental, or other risks identified by the Company at the July 2, 2021 effective date that would materially affect potential future development of the Minago Project.

Historical Metallurgical Program Results

The 2010 feasibility study completed on behalf of Victory Nickel Inc. for the Minago Project is now historical in nature and no longer applies. However, that study includes results of a metallurgical test program that developed a sulphidic nickel head grade-recovery curve for use in pit optimization and economic assessment of the project. Flotation development tests and locked cycle tests (LCT) were conducted on a master composite of open pit mineralization samples having grades of 0.54% total Ni and 0.36% sulphidic Ni. Results of this work indicated that a nickel concentrate containing 22.27% Ni and 10.43% MgO can be produced with an equivalent sulphidic nickel recovery of 77.2% and a total nickel recovery of 52.3% (Feasibility Study, Minago Nickel Mine, dated March 4, 2010, prepared by Wardrop Engineering Inc. for Victory Nickel Inc. and filed on SEDAR by Victory Nickel Inc.).

These historical metallurgical results are relevant to ongoing evaluation of the Minago Project and the Company intends to thoroughly evaluate them through a new metallurgical program that will support its plan to move the Minago Project forward through feasibility assessment leading to production.

Exploration Potential

The TNB is the fifth largest sulphide nickel belt in the world based on contained nickel endowment. It contains over 18 defined nickel deposits and has supported over 5 billion lbs of nickel production since 1959 (Source: Naldrett, A.J., 2004, Magmatic Sulfide Deposits; Geology, Geochemistry and Exploration: Springer-Verlag, Berlin, 725 p.). Several producing and past-producing mines are located along the same fold-structure at Thompson, known as the Thompson Dome, and occur within a few kilometers of each other. The Thompson, Birchtree and Pipe mines have collectively produced 150 million tonnes grading 2.32% nickel since 1958 (Naldrett, 2004). Vale’s Thompson operations produced 23Mlbs of Ni in 2020 (Vale Annual Report, 2020, dated March 23, 2021).

The Minago Project is hosted by the Opswagan Group, which is the same geological sequence in which the Thompson nickel deposits occur. The orebodies that comprise the currently operating Thompson Mine occur in the Opswagan Group’s Pipe Formation, particularly within the P2 Schist Member. Thompson-style nickel mineralization consists of magmatic nickel sulphide originally associated with mafic and ultramafic intrusions that commonly has been remobilization by regional metamorphism and deformation into favourable structural settings such as fold noses and limbs in host sequences. Nickel sulphides of economic importance also occur as disseminated to massive phases within and adjacent to the mafic and ultramafic intrusions themselves, with this setting best characterizing the Minago deposits.

The Nose Zone and North Limb Zone at Minago have generally similar structural, geological and mineralogical characteristics as deposits located on the Thompson Dome to the north. Nickel mineralization defining the new MRE in both zones of the Minago Project remains open at depth and along strike, based on current drilling results, and the Company has identified good opportunities to expand current mineral resources through future exploration in these areas.

Substantial volumes of nickel mineralization that are presently defined by drilling in the Nose Zone and North Limb Zone were excluded from the current MRE by the cut-off grades applied. The Company believes that some of this mineralization could be included in future open pit and underground resource categories if higher nickel prices develop. The current optimized pit shell has a maximum depth of approximately 350 meters below surface.

Results of inversion modelling of existing ground and airborne magnetic survey data are interpreted by the Company as providing a good indication of mineralized zone continuity between the Nose Zone and the North Limb Zone and for extensions of these zones to depth and along strike. If proven to be correct, this could provide potential for definition of a district-sized deposit. Regionally, historical drilling completed 5 km to the south of the Nose Zone (“South Target”), and 3 km to the northwest of the North Limb Zone (“O Limb Target”) by Amax Exploration from 1969 to 1971 encountered nickel mineralization similar in style to that at Minago. The Company believes that these two specific areas represent high priority targets for further exploration and potential resource expansion.

In addition to exploration noted above within the Minago Project, the Company recently tasked a professional team with significant expertise in the Thompson Nickel Belt with identifying additional prospective areas for staking.

Company Remarks

The Company believes Minago has potential to support future production of Class 1, high-purity nickel for application in nickel-lithium batteries used in electric vehicles.

The Minago MRE demonstrates that the Minago Project is one of Canada's largest undeveloped sulphide nickel deposits. In the next 12 months, the Company intends to carry out core drilling programs at Minago to expand existing mineral resources, address updating of environmental permitting established in 2011 to operate the project, and initiate economic evaluation of the MRE by means of a Pre-feasibility or Feasibility study.

Minago Project maps are available at www.silverelef.com.

Qualified Persons

Matthew Harrington, P. Geo., of Mercator Geological Services Limited is responsible for technical disclosure regarding the Minago MRE contained in this press release. Both he and Mercator are independent of Silver Elephant, as this term is defined under NI 43-101.

The technical contents of this news release have been prepared under the supervision of Danniel Oosterman, VP Exploration for Silver Elephant. Mr. Oosterman is not independent of the Company as this term is defined under NI 43-101.

About Silver Elephant

Silver Elephant Mining Corp. is a premier silver mining and exploration company.

Further information on Silver Elephant can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.

ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101
ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release, including statements which may contain words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates”, or similar expressions, and statements related to matters which are not historical facts are forward-looking information within the meaning of applicable securities laws. Such forward-looking statements, which reflect management’s expectations regarding the Company’s future growth, results of operations, performance, and business prospects and opportunities, are based on certain factors and assumptions and involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements to be materially different from future results, performance, or achievements expressed or implied by such forward-looking statements.

These factors should be considered carefully, and readers should not place undue reliance on the Company’s forward-looking statements. The Company believes that the expectations reflected in the forward-looking statements contained in this news release and the documents incorporated by reference herein are reasonable, but no assurance can be given that these expectations will prove to be correct. In addition, although the Company has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events, or results not to be as anticipated, estimated, or intended. The Company undertakes no obligation to publicly release any future revisions to forward-looking statements to reflect events or circumstances after the date of this news or to reflect the occurrence of unanticipated events, except as expressly required by law.